COMMENTS RECEIVED ON 01/09/2026

FROM KIM McMANUS

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

Fidelity Inflation-Protected Bond Index Central Fund, Fidelity Investment Grade Bond Central Fund

AMENDMENT NO. 53

1)

All funds

“Fund Management” (Part A of the Registration Statement)

“Advisory Fee(s)”

C:

The Staff requests we revise to explain if fees are paid at the wrap or retirement plan level to cover management fees.

R:

As noted in the “Shareholder Information – Additional Information about the Purchase and Sale of Shares” section, the funds are only offered only to a limited number of institutional investors solely in private placement transactions and shares are not offered to the public. These institutional investors do not pay a management fee to invest in the funds, and similarly the funds do not pay a management fee to the Adviser. Accordingly, we have not modified the disclosure.